SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

14574X104
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 2014
New York, New York 10003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X104

1	Name of reporting persons Cambridge Franchise Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 7,364,413
	9	Sole dispositive power 0
	10	Shared dispositive power 7,364,413
11	Aggregate amount beneficially owned by each reporting person 7,364,413
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.6% (see Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 14574X104

1	Name of reporting persons Cambridge Franchise Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 7,364,413
	9	Sole dispositive power 0
	10	Shared dispositive power 7,364,413
11	Aggregate amount beneficially owned by each reporting person 7,364,413
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.6% (see Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 14574X104

1	Name of reporting persons Matthew Perelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 358
	8	Shared voting power 7,364,413
	9	Sole dispositive power 358
	10	Shared dispositive power 7,364,413
11	Aggregate amount beneficially owned by each reporting person 7,364,771
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.6% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 14574X104

1	Name of reporting persons Alexander Sloane
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 7,364,413
	9	Sole dispositive power 0
	10	Shared dispositive power 7,364,413
11	Aggregate amount beneficially owned by each reporting person 7,364,413
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.6% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 14574X104

Item 1.          Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 968 James Street, Syracuse, New York 13203.  Information set forth in response to any item of this statement on Schedule 13D shall be deemed to be a response to all other items hereof to which such information is relevant.

Item 2.          Identity and Background

This statement on Schedule 13D is being filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen.  Each of CFH, CFP, Mr. Perelman and Mr. Sloane is referenced herein as a “Reporting Person”.  The agreement among the Reporting Persons pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act is attached hereto as Exhibit 99.1.

The principal offices of each of CFH and CFP are located at 853 Broadway, Suite 2014, New York, New York 10003, which is also the business address of each of Mr. Perelman and Mr. Sloane.

The principal business of CFH is investing in securities of the Issuer.  The principal business of CFP is serving as the sole member and manager of CFH.  The principal occupation of each of Mr. Perelman and Mr. Sloane is serving as a managing principal of CFP and as an officer, director or manager of other affiliated entities.

No Reporting Person has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

On April 30, 2019, CFH acquired 7,364,413 shares of Common Stock in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 19, 2019 (the “Merger Agreement”), by and among the Issuer, Carrols Holdco Inc. (now a wholly owned subsidiary of the Issuer), GRC MergerSub Inc. (a wholly owned subsidiary of the Issuer), GRC MergerSub LLC (a wholly owned subsidiary of the Issuer), CFP, CFH and New CFH, LLC (now a wholly owned subsidiary of the Issuer), pursuant to which the Issuer acquired the business of the subsidiaries of CFH, including 165 Burger King® restaurants, 55 Popeyes® restaurants, six convenience stores and certain real property, in consideration of the issuance to CFH of 7,364,413 shares of Common Stock and 10,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series C Preferred Stock”).

The Series C Preferred Stock was issued pursuant to the Certificate of Designations of Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on April 30, 2019 (the “Series C Certificate of Designations”).  Pursuant to the Series C Certificate of Designations, shares of Series C Preferred Stock are not convertible into shares of Common Stock unless and until the stockholders of the Issuer approve the issuance of shares of Common Stock upon such conversion in accordance with the applicable rules of the Nasdaq Stock Market LLC (such conversion, the “Series C Conversion”).  Pursuant to the Merger Agreement, the Issuer has agreed to seek stockholder approval of the Series C Conversion at the next annual meeting of the Issuer’s stockholders and, if necessary, at each subsequent meeting of the Issuer’s stockholders until such stockholder approval is obtained.  Dividends of 9% per annum accrue daily on the stated value of the Series C Preferred Stock and are payable in kind semi-annually in the form of accretion to the stated value of the Series C Preferred Stock until the Series C Conversion occurs, at which time any accrued and unpaid dividend will be forfeited.  Upon the approval of the Series C Conversion by the Issuer’s stockholders, each share of Series C Preferred Stock will automatically convert into a number of shares of Common Stock determined in accordance with the provisions of the Series C Certificate of Designations.  Subject to the approval of the Series C Conversion by the Issuer’s stockholders, the Series C Preferred Stock is initially convertible into an aggregate of 7,493,642 shares of Common Stock, subject to adjustment in accordance with the provisions of the Series C Certificate of Designations.

On February 19, 2019, concurrently with the execution of the Merger Agreement, CFH entered into a voting agreement with each of Daniel T. Accordino, Paul R. Flanders, Richard G. Cross and William E. Myers, each of whom is an officer (and, in the case of Mr. Accordino, a director) of the Issuer (such voting agreements, collectively, the “Executive Voting Agreements”), pursuant to which each of Mr. Accordino, Mr. Flanders, Mr. Cross and Mr. Myers, in his capacity as a stockholder of the Issuer, has agreed, among other things, to vote all of his shares of Common Stock in favor of any proposal at any annual or special meeting of the Issuer’s stockholders, or execute written consents in lieu of any such annual or special meeting, to approve the Series C Conversion.  Each of the Executive Voting Agreements will terminate on the date on which the Series C Conversion is approved by the Issuer’s stockholders.

On April 30, 2019, concurrently with the consummation of the transactions contemplated by the Merger Agreement, CFH entered into a voting agreement (the “BKC Voting Agreement”) with Burger King Corporation (“BKC”), a subsidiary of Restaurant Brands International Inc. (“RBI Inc.”), and Blue Holdco 1, LLC (“Blue Holdco”), a subsidiary of Restaurant Brands International Limited Partnership (“RBI LP”), pursuant to which (i) each of BKC and Blue Holdco agreed, among other things, to vote its shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series B Preferred Stock”) in favor of any proposal at any annual or special meeting of the Issuer’s stockholders, or to execute written consents in lieu of any such annual or special meeting, to approve the Series C Conversion and (ii) CFH agreed, among other things, to vote its shares of Common Stock in favor of any proposal at any annual or special meeting of the Issuer’s stockholders, or to execute written consents in lieu of any such annual or special meeting, to amend the certificate of designations relating to the Series B Preferred Stock by replacing the percentages set forth in the definitions of “Director Step-Down Date” and “Director Cessation Date” set forth therein with 11.5% and 7.5%, respectively (such amendments, together, the “Series B Amendments”).  The BKC Voting Agreement will terminate on the first date on which both the Series C Conversion and the Series B Amendments have been approved by the Issuer’s stockholders.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby, the terms of the Series C Preferred Stock, the Executive Voting Agreements and the BKC Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the Series C Certificate of Designations, each of the Executive Voting Agreements and the BKC Voting Agreement, each of which is included as an exhibit to this statement on Schedule 13D and incorporated herein by reference.

Item 4.          Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock pursuant to the Merger Agreement for investment purposes, subject to the following:

On April 30, 2019, pursuant to the Merger Agreement and immediately prior to the consummation of the transactions contemplated thereby, the size of the board of directors of the Issuer was increased from seven directors to nine directors and each of Mr. Perelman and Mr. Sloane was appointed as a director of the Issuer.  Pursuant to the Registration Rights and Stockholders’ Agreement entered into by the Issuer and CFH on April 30, 2019 (the “Registration Rights and Stockholders’ Agreement”) in connection with the consummation of the transactions contemplated by the Merger Agreement, CFH has the right, until the first date on which CFH and certain permitted transferees collectively cease to hold shares of Common Stock constituting at least 14.5% of the total number of then-outstanding shares of Common Stock, to designate a total of two directors for election to the board of directors of the Issuer and, thereafter and until the first date on which CFH and certain permitted transferees collectively cease to hold shares of Common Stock constituting at least 10.0% of the total number of then-outstanding shares of Common Stock, to designate a total of one director for election to the board of directors of the Issuer.  The rights of the Reporting Persons to representation on the board of directors of the Issuer may allow the Reporting Persons to have influence over the corporate activities of the Issuer, including activities that may relate to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Registration Rights and Stockholders’ Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Registration Rights and Stockholders’ Agreement, each of which is included as an exhibit to this statement on Schedule 13D and incorporated herein by reference.

The Reporting Persons may, from time to time, enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer or other parties regarding the governance, composition of the board of directors, management, operations, business, assets, capitalization, financial condition and strategic plans of the Issuer, as well as other matters related to the Issuer.  Additionally, the Reporting Persons may, from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Stock, conditions in the securities and other markets, general economic and industry conditions, tax considerations and other factors that the Reporting Persons deem relevant to their investment decisions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, subject to the agreements described in this statement on Schedule 13D, including, without limitation, (i) acquiring additional shares of Common Stock or securities convertible into or exchangeable for Common Stock or other securities of the Issuer or derivatives relating to Common Stock or other securities of the Issuer (collectively, “Securities”) in the open market or otherwise, (ii) selling or otherwise disposing of Securities in the open market or otherwise (which may include, without limitation, transferring or distributing Securities to affiliates) and (iii) engaging in hedging or similar transactions with respect to Securities.  Such potential discussions or potential actions could include proposals, or changes in the Reporting Persons’ respective intentions, with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)–(b)  As of the date of filing of this statement on Schedule 13D, CFH is the beneficial and record owner of an aggregate of 7,364,413 shares of Common Stock (which represents approximately 16.6% of all shares of Common Stock outstanding on the date of filing of this statement on Schedule 13D).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH.  Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 7,364,413 shares of Common Stock owned directly by CFH.  Additionally, as of the date of filing of this statement on Schedule 13D, Mr. Perelman is the beneficial and record owner of 358 shares of Common Stock.

All of the Reporting Persons may be deemed to have shared power to vote, and shared power to dispose of, all of the shares of Common Stock owned directly by CFH.

As a result of the BKC Voting Agreement, CFH, RBI Inc. and RBI LP may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act.  Based solely on information provided by RBI Inc. and RBI LP, as of the date of filing of this statement on Schedule 13D, each of RBI Inc. and RBI LP beneficially owns 9,414,580 shares of Common Stock that would be issued upon the conversion of the shares of Series B Preferred Stock that it beneficially owns as of the date of filing of this statement on Schedule 13D (which represents approximately 17.5% of all shares of Common Stock outstanding on the date of filing of this statement on Schedule 13D, assuming the conversion of such shares of Series B Preferred Stock).  Accordingly, the group comprised of CFH, RBI Inc. and RBI LP, if any, beneficially owns, as of the date of filing of this statement on Schedule 13D, an aggregate of 16,778,993 shares of Common Stock (which represents approximately 31.2% of all shares of Common Stock outstanding on the date of filing of this statement on Schedule 13D, assuming the conversion of the shares of Series B Preferred Stock beneficially owned by each of RBI Inc. and RBI LP as of the date of filing of this statement on Schedule 13D).  Each of the Reporting Persons expressly disclaims any beneficial ownership of any securities of the Issuer that it may be deemed to beneficially own solely by reason of the BKC Voting Agreement.

(c)  Except as described elsewhere in this statement on Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the 60 days prior to the filing of this statement on Schedule 13D.

(d)  In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 7,364,413 shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e)  Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Registration Rights and Stockholders’ Agreement, until April 30, 2021, subject to certain limited exceptions, CFH will not be permitted, without the approval of a majority of the directors of the Company other than the directors appointed or nominated by the Reporting Persons, to transfer, directly or indirectly, any shares of Common Stock or Series C Preferred Stock (or any securities convertible into or exercisable or exchangeable for any such shares) beneficially owned by CFH.  Additionally, pursuant to the Registration Rights and Stockholders’ Agreement, CFH has agreed to vote, or cause to be voted, all of the shares of Common Stock that it and certain permitted transferees have the right to vote as of the record date for any annual or special meeting of the Issuer’s stockholders at which any person is subject to election or re-election as a director of the Issuer in favor of the election of all of the director nominees recommended for election by the board of directors of the Issuer and against the removal of any such director (unless proposed by the Issuer), in each case, until the first date on which CFH and certain permitted transferees collectively cease to hold shares of Common Stock constituting at least 10.0% of the total number of then-outstanding shares of Common Stock.

The foregoing descriptions of the Registration Rights and Stockholders’ Agreement is not intended to be complete and is qualified in its entirety by reference to the Registration Rights and Stockholders’ Agreement, which is included as an exhibit to this statement on Schedule 13D and incorporated herein by reference.

Except as described elsewhere in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons, or between or among any Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7.          Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated May 9, 2019, among Cambridge Franchise Holdings, LLC, Cambridge Franchise Partners, LLC, Matthew Perelman and Alexander Sloane

99.2
Agreement and Plan of Merger, dated February 19, 2019, among Carrols Restaurant Group, Inc., Carrols Holdco Inc., GRC MergerSub Inc., GRC MergerSub LLC, Cambridge Franchise Partners, LLC, Cambridge Franchise Holdings, LLC and New CFH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 25, 2019)

99.3
Certificate of Designations of Series C Convertible Preferred Stock of Carrols Restaurant Group, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on May 6, 2019)

99.4
Voting Agreement, dated February 19, 2019, between Cambridge Franchise Holdings, LLC and Daniel T. Accordino (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on February 25, 2019)

99.5
Voting Agreement, dated February 19, 2019, between Cambridge Franchise Holdings, LLC and Paul R. Flanders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on February 25, 2019)

99.6
Voting Agreement, dated February 19, 2019, between Cambridge Franchise Holdings, LLC and Richard G. Cross (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on February 25, 2019)

99.7
Voting Agreement, dated February 19, 2019, between Cambridge Franchise Holdings, LLC and William E. Myers (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on February 25, 2019)

99.8
Voting Agreement, dated April 30, 2019, among Burger King Corporation, Blue Holdco 1, LLC, Cambridge Franchise Holdings, LLC and Carrols Holdco Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 6, 2019)

99.9
Registration Rights and Stockholders’ Agreement, dated April 30, 2019, between Carrols Restaurant Group, Inc. and Cambridge Franchise Holdings, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on May 6, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 10, 2019

CAMBRIDGE FRANCHISE HOLDINGS, LLC

By:	/s/ Matthew Perelman
Name: Matthew Perelman
Title: Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 10, 2019

CAMBRIDGE FRANCHISE PARTNERS, LLC

By:	/s/ Alexander Sloane
Name: Alexander Sloane
Title: Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 10, 2019

/s/ Matthew Perelman
Matthew Perelman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 10, 2019

/s/ Alexander Sloane
Alexander Sloane